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Speaker 4 (Our Founder, Clint Brauer)
The reason we created these initial

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Speaker 4
robots

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Speaker 4
was to solve a pretty basic problem,

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Speaker 4
weeds had become resistant to herbicides. And so then you have to use
more of those chemicals.

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Speaker 4
There's no resistance to spinning blades.

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Speaker 4
The process is

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Speaker 4
pretty simple. I am a farmer, so I designed it

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Speaker 4
To work for farmers.

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Speaker 4
They let us know when they planted the crop.

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Speaker 4
We actually fly a drone.

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Speaker 4
We use that drone that basically

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Speaker 4
maps the field. And then we come in and we use machine vision

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Speaker 2
A.I. and algorithms.

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Speaker 2
We are determining where the rows are.

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Speaker 2
and as the robots are going around, they're talking to each other and
deciding where they're going to go,

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Speaker 4
the farmers don't

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Speaker 4
have to even be there. We don't even have to be there.

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Speaker 4
So we have

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Speaker 1
have weed cutting robots

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Speaker 4
running through a field at a high speed,

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Speaker 4
We let them (the farmers) know when it's done. We give them a report
at the end of this and we try to keep it as simple as possible.

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Speaker 4
there's a lot of advantages to, to robots

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Speaker 4
One is that they're small

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Speaker 4
are lighter weight

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Speaker 4
they're much easier to maintain, they're much lower cost

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Speaker 2
Anything on our robots can be replaced in 15 minutes or less. And that
was my edict working on poorly designed equipment growing up and
throwing my wrenches across the farm.

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Speaker 2
We build them ourselves

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Speaker 4
right here in Kansas.

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Speaker 4
The second thing is

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Speaker 4
they can run day or night,

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Speaker 4
Someone's going to have to work long days and nights. Is it a farmer
out there on their tractor day and night, or is it a robot?

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Unknown
And then.

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Speaker 4
We're basically trying to figure out what are the pain points,

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Speaker 4
What is the issue for the farmer?

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Speaker 4
And so we're trying to lower that stress level for them

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Speaker 4
and at the same time put them on a path to healthier crops, which
means healthier food for all of us.

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Speaker 3 —— John Niemann
My name is John Niemann. We farm in Reno County

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Speaker 3
the farm we did last year.

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Speaker 3
with Greenfield Robotics on a sorghum field,

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Speaker 3
we ran the robots on 70

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Speaker 3
of the 80 acres. So we had ten acres

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Speaker 3
that we didn't have the robots run,

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Speaker 3
there was like a 15, 20 bushel difference

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Speaker 3
between the ten acres that had not

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Speaker 3
had the robots

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Speaker 3
And what the rest of the field that had the robots.

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Speaker 3
I see this as a next generational mindset.

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Speaker 3
We want to do what's right for the future and we want to do what's
right, right now.

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Speaker 4
My name is Will Hastie, and I'm a farmer.

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Speaker 4
some of the most challenging parts of farming are

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Speaker 4
to do what we do

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Speaker 4
best, but still do that profitably.

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Speaker 4
We like working with Greenfield Robotics because it helps us achieve the goal

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Speaker 4
of remaining profitable

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Speaker 4
and growing as farmers because

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Speaker 4
it doesn't matter what we do, if we can't make a profit, then we're not farming anymore.

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Speaker 4
As greenfield robotics

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Speaker 4
portfolio grows and there's going to be a lot more opportunity

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Speaker 4
in the future, especially involving

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Speaker 4
regenerative agriculture

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Speaker 4
so we can control weeds and we can

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Speaker 4
improve soil health.